SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 16, 2003

SCOR

(Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris – La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 16, 2003

SCOR (Registrant)

	By:	/s/ MAURICE TOLEDANO Maurice Tolédano, Principal Financial Officer

Press Release of May 6, 2003
*************
A successful Asian renewals campaign
at April 1, 2003

SCOR Group renewed 60% of its 2002 portfolio in Asia at April 1, 2003. Japanese treaties represent 68% of business renewed and South Korean treaties 32%.

The April 1, 2003 Asian region renewals registered a rise of 2% (stability in Japan; up 5% in Korea).

This trend reflects the combined effect of new writings (+2%), higher premium rates (+5%), and treaty cancellations (-9%).

The treaties renewed provide for better control of exposures per risk, while limiting accumulations, and in particular catastrophe exposures in Japan with a 6% reduction in earthquake accumulations and no change in typhoon accumulations.

The bulk of the portfolio concerns short-tail risks. Property damage accounts for 97% of the Japanese portfolio and 99% of the Korean portfolio. Non-proportional treaties account for 46% of the total in Japan, in 2003, and for 12% in Korea.

The Asian renewals are compliant with the profitability criteria laid down in the “Back on Track” plan.

*
*     *

Financial disclosure timetable

Annual Shareholders’ Meeting:	May 15, 2003
1st quarter 2003 results	May 16, 2003

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press Release of May 15, 2003
*************
Combined General Meeting
of Shareholders, May 15, 2003
SCOR appoints a new Board of Directors

The Combined General Meeting of Shareholders of SCOR took place in Paris on May 15, 2003 chaired by Denis Kessler. It approved all of the resolutions submitted to it, and in particular the election of new directors and the authority given to the Board to grant stock options to the senior executives and all other employees of SCOR Group.

The Board considers 11 of the 15 members of SCOR’s newly elected Board of Directors to be independent, based on the criteria laid down in the Bouton report and by the New York Stock Exchange. These directors will contribute their international experience in the fields of insurance, reinsurance, industry and finance.

The newly-elected Board of Directors of SCOR Group is as follows:

–	Denis Kessler, Chairman and Chief Executive Officer of SCOR,

–	Carlo Acutis*, Italian, Vice-Chairman, La Vittoria Assicurazioni, former Chairman of the Comité Européen des Assurances (European Federation of National Insurance Associations)

–	Jean Baligand, Chairman, Groupama,

–	Antonio Borges*, Portuguese, Vice-Chairman and Managing Director, Goldman Sachs International

–	Allan Chapin*, Partner, Compass Partners investment fund,

–	Daniel Havis*, Chairman and Chief Executive Officer, MATMUT,

–	Yvon Lamontagne*, Canadian, independent director of several companies, including Hydro Quebec, etc., former Chairman, Boreal Assurance,

–	Daniel Lebègue*, former Chief Executive, Caisse des Dépôts et Consignations,

–	André Lévy-Lang*, former Chairman, Paribas,

–	Herbert Schimetschek*, Austrian, Chairman of the Management Board, Uniqa International, former President of the Comité Européen des Assurances,

–	Jean-Claude Seys, Chairman and Chief Executive Officer, MAAF, MMA and COVEA,

–	Jean Simonnet*, Chairman, MACIF,

–	Claude Tendil*, Chairman and Chief Executive Officer, Generali France,

–	Daniel Valot*, Chairman of the Management Board, Technip-Coflexip,

–	An employee director will be elected shortly.

*	: independent director

In addition, two non-voting directors have been elected for a 2-year term:

–	Georges Chodron de Courcel, Member of the Executive Committee, BNP-Paribas,

–	Helman le Pas de Sécheval, Chief Financial Officer, Groupama

The new Board of Directors met this afternoon. It confirmed Denis Kessler and Jean Baligand in their posts as Chairman and Vice-Chairman of the Board respectively, and named the following persons to the Board Committees:

–	Risks Committee

Carlo Acutis, Antonio Borges, Georges Chodron de Courcel, Daniel Havis, Yvon Lamontagne, Daniel Lebègue, Helman le Pas de Sécheval, Herbert Schimetschek, Jean Simonnet and Claude Tendil.

The role of this Committee is to identify major technical and financial risks confronting the Group.

–	Strategic Committee

Denis Kessler (Chairman), Jean Baligand, Allan Chapin, Daniel Lebègue, André Lévy-Lang, Jean-Claude Seys, Claude Tendil, and Daniel Valot.

–	Accounts and Audit Committee

Antonio Borges, Daniel Lebègue, Helman le Pas de Sécheval and André Lévy-Lang.

–	Compensation and Nominations Committee.

Allan Chapin, Georges Chodron de Courcel and André Lévy-Lang.

The last two Committees are comprised exclusively of independent directors.

Moreover, the Board of Directors has authorized the establishment of an innovative stock option plan for the benefit of all Group employees (excluding senior executives) in France and elsewhere in the world.

The proposed formula provides for granting to all employees (excluding senior executives) on June 3rd, 2003 of the equivalent of one month’s salary in the form of stock options, augmented by the equivalent of an additional half-month’s salary in the form of stock options if ROE in 2003 exceeds 10%, plus a further half-month’s salary in the form of stock options if ROE in 2004 exceeds 12%. These targets correspond to the ones laid down in the November 2002 “Back on Track” plan.

*
*     *

Financial disclosure timetable

1st quarter 2003 results	May 16, 2003
1st half 2003 results	August 27, 2003

Certain statements contained in this press release are forward-looking statements that are based on risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements. Additional information regarding risks and uncertainties is set forth in the current annual report of the company.

Press Release of May 16, 2003
*************

SCOR Group

1st quarter 2003:

Gross written premiums: EUR 1,262 million

Group net income: EUR 31 million

•	Gross written premiums for Q1 2003 totaled EUR 1,262 million. At constant exchange rates, the decline works out to 12% relative to Q1 2002. (-2% at constant exchange rates).

•	Technical operating income for Q1 2003: EUR 60 million.

•	Income before tax and goodwill amortization for Q1 2003 amounted to EUR 67 million. Operating cash flow for the first quarter totaled EUR 70 million.

The Board of Directors of SCOR met on May 15, 2003, with Denis Kessler as Chairman, to approve the financial statements for the first quarter of 2003.

1.	First-quarter 2003 income shows a clear improvement

Technical operating income for Q1 2003 amounted to EUR 60 million, compared with a loss of EUR 11 million for Q1 2002.

Income before tax and goodwill amortization for Q1 2003 totaled EUR 67 million, compared with EUR 19 million for the same period of 2002.

Q1 2003 Group net income totaled EUR 31 million (net earnings per share EUR 0.23).

Q1 2003 operating cash flow totaled EUR 70 million. Cash and equivalents at March 31, 2003 totaled EUR 1,701 million.

Technical reserves totaled EUR 10,530 million, a rise of EUR 149 million, or 2%, between December 31, 2002 and March 31, 2003. At constant exchange rates, the increase would have been 5%.

Despite a positive result of EUR 31 million, Group shareholders’ funds declined from EUR 1,070 million at December 31, 2002 to EUR 1,053 million at March 31, 2003, as a result of the weaker dollar.

Group long-term capital (net assets fully diluted, quasi-equity and long-term borrowings) declined for the same reasons, falling to EUR 2,133 million at March 31, 2003, from EUR 2,183 million at December 31, 2002.

2.	Key operating data for Q1 2003 reflect stricter risk selection and improved underwriting terms

Gross written premiums for the first quarter of 2003 were down 12% relative to the same period of 2002, at EUR 1,262 million, versus EUR 1,434 million in 2002. At constant exchange rates, premium income would have been down 2%, in line with the forecast figure at the time of the January/February 2003 renewals. Excluding Commercial Risk Partners, which ceased writing business in January 2003, gross written premiums for the first quarter of 2003 increased by 4% (at constant exchange rates) relative to the Q1 2002 figure.

Net earned premiums for the first quarter of 2003 amounted to EUR 1,220 million, up 8% relative to the comparable figure for Q1 2003 (EUR 1,126 million).

Property & Casualty (P&C) reinsurance premium income for the first quarter of 2003 totaled EUR 504 million, down 26% relative to Q1 2002 (-17% at constant exchange rates). This segment reported a technical operating profit of EUR 15 million for Q1 2003, compared with a profit of EUR 1 million one year earlier, and with a loss of EUR 271 million for full-year 2002. The net combined ratio of 107% for the first quarter of 2003 compares with 105.8% for the corresponding period last year, and 117.7% for full-year 2002.

Strong growth in Life and Accident reinsurance activity. Premium income in this segment totaled EUR 511 million for the first quarter of 2003, a rise of 27% (up 38% at constant exchange rates). A single major contract accounted for a significant percentage of this increase. Technical operating income in Q1 2003 amounted to EUR 10 million, compared with EUR 29 million one year earlier, and EUR 26 million for full-year 2002.

Large Corporate Accounts activity for the first quarter of 2003 generated EUR 227 million in premium income, down 10% relative to Q1 2002 (but a rise of 3% at constant exchange rates). These figures reflect the full impact of rate increases in 2002, together with the absence of any exceptional losses during the quarter. Technical operating income for Q1 2003 amounted to EUR 52 million, versus a loss of EUR 25 million for Q1 2002. The net combined ratio for the first quarter of 2003 was 83.5%, compared with 130.8% for the corresponding period last year.

Credit and Surety activity was down 35% relative to the previous year, at EUR 20 million. Technical operating income worked out to EUR 4 million for Q1 2003, compared with a EUR 6 million loss in for the first quarter of 2002, and a loss of EUR 111 million for full-year 2002. The net combined ratio of 100.7% for first-quarter 2003 compares with 119.6% for the corresponding period last year, and 181.2% for full-year 2002.

CRP ceased writing business in January 2003 and reported a technical operating loss of EUR 21 million for Q1 2003, compared with a Q1 2002 loss of EUR 9 million and a loss of EUR 172 million for full-year 2002.

Group operating expenses for the first quarter of 2003 amounted to EUR 49.4 million, down 8% relative to Q1 2002. The Group employed 1,270 people at March 31, 2003, versus 1,286 at December 31, 2002.

Consolidated key figures

	March 31	March 31		December 31
in EUR million	2003	2002	Change	2002

Gross written premiums	1,262	1,434	-12.0%	5,016
Net earned premiums	1,220	1,126	8.3%	4,269
Group net income	31	7	x3.4	(455)
Net technical reserves	10,530	10,604	-0.7%	10,381
Investments (marked to market)	9,568	9,862	-3.0%	9,717
Group shareholders’ equity	1,053	1,321	-20.3%	1,070
Group shareholders’ equity, fully-diluted	1,250	1,591	-21.4%	1,289
In EUR
Earnings per share	0.23	0.19	+21%	(3.33)
Earnings per share, fully diluted	0.23	0.20	+15%	(3.33)

3.	Investing activities, first-quarter 2003

Total investment income for the first quarter of 2003 amounted to EUR 169 million, compared with EUR 107 million for the same period in 2002. Income from ordinary investing activities for Q1 2003 totaled EUR 82 million (EUR 99 million in first-quarter 2002), realized capital gains (including allowances for long term impairment) totaled EUR 40 million (compared with a loss of EUR 2 million in first-quarter 2002), with currency translation gains of EUR 47 million (compared with EUR 15 million in first-quarter 2002).

Aggregate unrealized capital gains amounted to EUR 271 million at March 31, 2003, versus EUR 36 million one year earlier, and EUR 303 million at December 31, 2002. The equity portfolio at March 31, 2003 registered unrealized losses of EUR 38 million, the bond portfolio an unrealized capital gain of EUR 194 million, and real estate unrealized capital gains of EUR 115 million.

Investments (marked to market) amounted to EUR 9,568 million at March 31, 2003, down 1.5% relative to December 31, 2002, though up 0.6% at constant exchange rates. These were split between bonds (66.8%), cash and equivalents (17.8%), cash deposits (8.1%), real estate (4.8%), and equity securities (2.5%).

4.	—	Outlook

SCOR Group recovery well under way. New underwriting planning and control procedures — covering central actuarial services, internal audit, technical management controls, preparation of the underwriting plan, and claims administration — have been defined, and were implemented in April 2003.

At the end of the Board meeting, Denis Kessler, Chairman and Chief Executive Officer, stated:

“SCOR Group is committed to implementing its Back on Track plan aimed at restoring profitability and bolstering solvency. Redeployment of the portfolio toward the most profitable activities on markets with the greatest upside potential is now in progress. SCOR Group has benefited from the ongoing reinsurance market upturn. These figures are early evidence of recovery. Further progress will depend on how far rates continue to reflect risks, on loss experience in 2003, and on the financial environment in general.”

*
*     *

Financial disclosure timetable

1st half 2003 results	August 27, 2003

First-quarter figures cannot be directly extrapolated to the full year due to time lags in certain writings and to features of quarterly accounting specific to reinsurance. Certain statements contained in this document may constitute forward-looking statements, and factors of risk and uncertainties may cause actual events and financial results to vary significantly from the information supplied herein. Details of these risk factors are described in the company’s annual report.

Statement of income

				March 31,	December 31,
	March 31, 2003			2002	2002

	Non-Life	Life
	reinsurance	reinsurance
in € million	operations	operations	Total	Total	Total

Gross written premiums	895	367	1,262	1,434	5,016

Net written premiums	769	361	1,130	1,205	4,478
Change in unearned premiums	90		90	(79)	(209)

Earned premiums	859	361	1,220	1,126	4,269

Investment income net of expenses	99	31	130	83	249

Total income from reinsurance operations	958	392	1,350	1,209	4,518

Claims on expenses paid	(697)	(290)	(987)	(954)	(3,903)
Administrative expenses	(207)	(96)	(303)	(266)	(1,147)

Total expenses on reinsurance operations	(904)	(386)	(1,290)	(1,220)	(5,050)

NET INCOME FROM REINSURANCE OPERATIONS BEFORE LIQUIDITY RISK RESERVES	54	6	60	(11)	(532)

TOTAL INCOME FROM REINSURANCE OPERATIONS			60	(6)	(497)

Other net income			7	22	56
Income tax			(24)	(8)	36

NET INCOME OF CONSOLIDATED COMPANIES			43	8	(405)

Interest in income of companies accounted for by the equity method			—	3	4
Goodwill amortization			(5)	(3)	(41)

CONSOLIDATED NET INCOME			38	8	(442)

Minority interests			(7)	(1)	(13)

GROUP NET INCOME			31	7	(455)

Earnings per share			0.23	0.19	(3.33)
Diluted earnings per share			0.23	0.20	(3.33)

TECHNICAL OPERATING RESULT BY LINE OF BUSINESS

	March 31, 2003		March 31, 2002

In € million	Assumed	Retrocession	Net	Net

P&C REINSURANCE
Written premiums	504	78	426	601
Earned premiums	479	38	441	490
Claims expenses	(350)	(7)	(343)	(375)
Commissions	(109)	(1)	(108)	(119)

Underwriting result	20	30	(10)	(4)

Operating expenses	(21)	—	(21)	(24)
Net investment income	46	—	46	29

P&C TECHNICAL OPERATING RESULT	45	30	15	1

LIFE & ACCIDENT REINSURANCE
Written premiums	511	13	498	337
Earned premiums	501	13	488	356
Claims expenses	(397)	(6)	(391)	(295)
Commissions	(117)	(4)	(113)	(50)

Underwriting result	(13)	3	(16)	11

Operating expenses	(19)*	—	(19)*	(12)
Net investment income	45	—	45	30

LIFE & ACCIDENT TECHNICAL OPERATING RESULT	13	3	10	29

LARGE CORPORATE ACCOUNTS REINSURANCE
Written premiums	227	42	185	171
Earned premiums	210	27	183	109
Claims expenses	(129)	(13)	(116)	(116)
Commissions	(29)	(3)	(26)	(17)

Underwriting result	52	11	41	(24)

Operating expenses	(11)	—	(11)	(10)
Net investment income	22	—	22	9

LARGE CORPORATE ACCOUNTS REINSURANCE TECHNICAL OPERATING RESULT	63	11	52	(25)

CREDIT & SURETY REINSURANCE
Written premiums	20	(1)	21	28
Earned premiums	40	3	37	42
Claims expenses	(30)	(1)	(29)	(37)
Commissions	(8)	0	(8)	(11)

Underwriting result	2	2	0	(6)

Operating expenses	(1)	—	(1)	(2)
Net investment income	5	—	5	2

CREDIT & SURETY REINSURANCE TECHNICAL OPERATING RESULT	6	2	4	(6)

ALTERNATIVE RISK TRANSFER REINSURANCE
Written premiums	0	0	0	68
Earned premiums	71	0	71	129
Claims expenses	(108)	0	(108)	(131)
Commissions	6	0	6	(17)

Underwriting result	(31)	0	(31)	(19)

Operating expenses	(2)	—	(2)	(3)
Net investment income	12	—	12	13

ALTERNATIVE RISK TRANSFER REINSURANCE TECHNICAL OPERATING RESULT	(21)		(21)	(9)

TECHNICAL OPERATING RESULT (excluding liquidity risk reserve)	106	46	60	(11)

*	Operating expenses for 2003 include the amortization of Life reinsurance portfolios

Balance sheet

in € million	March 31, 2003	March 31, 2002	December 31, 2002

ASSETS

Goodwill	231	292	241

Intangible assets	117	170	128

- Value of Life reinsurance portfolios	100	149	111
- Others	17	21	17

Insurance companies’ investments	8,246	9,282	8,312
- Real estate	347	364	350
- Investments in subsidiaries and affiliates	35	35	36
- Other investments	7,864	8,883	7,926

Companies accounted for by the equity method	12	196	11

Retrocession technical reserves	1,450	2,353	1,714
Life technical reserves	398	650	500
Non-Life technical reserves	1,052	1,703	1,214

Accounts receivable from insurance and reinsurance operations	759	1,110	1,053

Due from banks	1,701	1,246	1,788
Other accounts receivable	697	649	695
Other assets	17	24	20
- Tangible assets	17	24	20

Accruals	2,478	2,248	1,991
- Deferred acquisition cost	454	443	454
- Other	2,024	1,805	1,537

TOTAL ASSETS	15,708	17,570	15,953

in € million	March 31, 2003	March 31, 2002	December 31, 2002

LIABILITIES

Shareholders’ equity	1,053	1,321	1,070
Common stock or equivalent	520	157	520
Additional paid in capital	—	959	784
Consolidated reserves and income	532	195	(278)
Others	1	10	44

Minority interests	176	185	185

Subordinated debt	243	265	248

Gross technical reserves	11,980	12,957	12,095
Life technical reserves	2,568	2,645	2,423
Non-Life technical reserves	9,412	10,276	9,672
Liquidity risk reserve	—	36	—

Contingency reserves	26	26	26

Accounts payable on insurance and reinsurance operations	404	492	541

Liabilities in the form of securities issued	544	754	533

Bank borrowings	119	125	111

Other liabilities	782	1,016	803

Accruals	381	429	341

TOTAL LIABILITIES	15,708	17,570	15,953

Bond portfolio

	March 31, 2003	December 31, 2002

AAA	70,2%	70,3%
AA	13,5%	12,7%
A	10,9%	10,7%
=< BBB	4,3%	4,3%
Not rated	1,1%	2,0%
Average rating	AA+	AA+
Coupon	4,9%	5,3%
Sensibility	3,4	3,3